EXHIBIT 99.6

STANDSTILL AGREEMENT
This Standstill Agreement (this “Agreement”) is made as of the 30th day of October, 2017, by and among Sequans Communications S.A., having an office at Portes de la Défense, 15-55 Boulevard Charles de Gaulle, 92700 Colombes, France (the “Company”), and Nokomis Capital Master Fund, LP, having an office at 2305 Cedar Springs Road, Suite 420, Dallas, TX 75201 (the “Investor”).
WHEREAS, the Investor holds $18,000,000 aggregate principal amount of Convertible Promissory Notes (the “Notes”) of the Company and 4,503,513 American Depositary Shares (“ADSs”) of the Company as of the date hereof.
WHEREAS, in connection with an agreement to extend the maturity and certain other terms of the Notes, the Company has agreed to grant the Investor certain board observer rights and to recommend that a representative of the Investor be elected to the Company’s board of directors at the annual shareholder meeting in 2018.
NOW THEREFORE, in consideration of the foregoing recitals and the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
1.Certain Definitions. For purposes of this Agreement, the following terms shall have the following respective meanings:

(a)
“Affiliate” means, with respect to a Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (i) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a Person.

(b)	“Board” means the Company’s Board of Directors.

(c)
“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

2.Standstill Agreement. During the period of time commencing on the date hereof (the “Effective Date”) and continuing until the first anniversary of the Effective Date, without the prior consent of the Board (as evidence by a duly adopted resolution), the Investor shall not, and shall cause their Affiliates not to:
(a)     acquire, or offer or seek or agree to acquire, directly or indirectly, by purchase or otherwise (collectively, “Acquire”), ownership (beneficial or otherwise) of any additional securities or assets of the Company or any of its subsidiaries (or any direct or indirect rights or options to acquire such ownership, or otherwise act in concert with respect to any such securities, rights or options with any Person);

(b)    make, or participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in the Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 promulgated under the Exchange Act) or initiate, propose or otherwise solicit stockholders of the Company or its subsidiaries for the approval of any stockholder proposals;
(c)    make, or participate in, directly or indirectly, in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets, provided that nothing in this Section 4 shall be construed to limit the Investor’s (or its Affiliates’) ability to exercise rights that are exercisable by the holders of the class of securities held by the Investor or its Affiliates with respect to a given transaction;
(d)    form, join, participate in, or encourage the formation of, a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries;
(e)    deposit any securities of the Company or any of its subsidiaries into a voting trust, or subject any securities of the Company or any of its subsidiaries to any agreement or arrangement with respect to the voting of such securities;
(f)    make any public announcement with respect to, or submit a proposal for, or offer (with or without conditions) of any extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets;
(g)    seek, or encourage or support any effort, to influence or control the management, board of directors, business, or policies of the Company or any of its subsidiaries, provided that this subclause (g) shall not apply to any actions taken by a representative of the Investor on the Board in his or her capacity as a director or actions taken by the Investor in accordance with agreements between it and the Company;
(h)    encourage or assist any other Person to undertake any of the foregoing actions; or
(i)    take any action that could reasonably be expected to require the Company or any of its subsidiaries to make a public announcement regarding the possibility of any of the events described in this Section 2.
3.Specific Performance. Each party to this Agreement acknowledges and agrees that any breach by either of them of this Agreement shall cause the other party irreparable harm which would not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages.
4.Amendment and Waiver. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by the Company and the Investor. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

5.Entire Agreement. This Agreement and the documents referenced herein set forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the Company and the Investor.
6.Assignment. This Agreement may not be transferred or assigned (whether by operation of law or otherwise) by either party without the prior written consent of the other party.
7.Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.
8.Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)if to the Company, to:
Sequans Communications S.A.
Portes de la Défense, 15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Attention: Georges Karam

with a copy (which shall not constitute notice) to:
Orrick, Herrington and Sutcliffe, LLP
405 Howard Street
San Francisco, California 94105
Attention: Brett Cooper

(b)if to the Investor, to:
Nokomis Capital Master Fund, LP
2305 Cedar Springs Road, Suite 420
Dallas, TX 75201
Attention: Brett Hendrickson

9.Miscellaneous. This Agreement shall be governed, construed and interpreted in accordance with the laws of France, without regard to conflict of law principles that would result in the application of any law other than the law of France. The parties (a) irrevocably and unconditionally submit to the jurisdiction of the courts located in France for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the courts located in France, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. This Agreement may be executed in one or more counterparts, which shall together constitute one agreement.
[Remainder of page left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date first set forth above.
SEQUANS COMMUNICATIONS S.A.

By: _/s/ Georges Karam_______________
Name: Georges Karam
Title: Chairman of the Board and CEO

NOKOMIS CAPITAL MASTER FUND, LP

By: __/s/ Brett Hendrickson____________
Name: Brett Hendrickson
Title: Portfolio Manager